*AB 8/3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUL 30 2010
Washington, DC
110

SEC FILE NUMBER
8-009698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/09 (MM/DD/YY) AND ENDING 05/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BELLAMAH, NEUHAUSER & BARRETT, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

8730 Georgia Avenue, Suite 500
(No. and Street)

Silver Spring, MD 20901
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley A. Sheridan (301) 562-7300
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name)*

1750 K STREET, NW, SUITE 375 WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (3-91) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

AB 8/2

OATH OR AFFIRMATION

I, Stanley A. Sheridan, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of Bellamah, Neuhauser & Barrett, Inc., as of May 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

____

____

____

[signature]
Signature

Executive Vice President
Title

[signature]
Notary Public

Carolina D. Cabezas-Zuniga
Notary Public
Montgomery County
Maryland
My commission expires: 05/05/2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BELLAMAH, NEUHAUSER & BARRETT, INC.

STATEMENT OF FINANCIAL CONDITION AND

INDEPENDENT AUDITORS' REPORT

MAY 31, 2010 AND 2009

BELLAMAH, NEUHAUSER & BARRETT, INC.

STATEMENT OF FINANCIAL CONDITION

AT MAY 31,

	2010	2009
ASSETS		
Cash	$ 27,180	$ 30,638
Receivable from clearing organization	-	171
Securities owned	2,827,678	2,475,073
Deposit with clearing organization	100,297	100,000
Receivable from affiliate	422,219	1,257,807
Receivable from officers	-	-
Furniture, fixtures and equipment	21,736	-
Other assets	108,197	40,116
Total assets	$ 3,507,307	$ 3,903,805
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 115,033	$ 24,166
Stockholders' equity		
Common stock (50,950 shares issued, 23,252 shares outstanding)	75,000	75,000
Additional paid in capital	85,203	85,203
Retained earnings	6,790,009	7,277,374
Treasury stock (27,698 shares at cost)	(3,557,938)	(3,557,938)
Total stockholders' equity	3,392,274	3,879,639
Total liabilities and stockholders' equity	$ 3,507,307	$ 3,903,805

The accompanying notes are an integral part of this financial statement.

BELLAMAH, NEUHAUSER & BARRETT, INC.

NOTES TO FINANCIAL STATEMENTS

AT MAY 31, 2010 AND 2009

NOTE 1 - Organization and Net Capital

The Company is a registered securities broker/dealer under the Securities Exchange Act of 1934 and is subject to the net capital rule of the Securities and Exchange Commission. This rule requires that the firm's ratio of "aggregate indebtedness," as defined, to "net capital," as defined, not exceed 15 to 1. At May 31, 2010, the firm's ratio of aggregate indebtedness to net capital was .05 to 1 and net capital was $2,438,971 as compared to the required minimum net capital of $250,000.

NOTE 2 - Method of Accounting

The Company uses the accrual method of accounting. Security transactions are recorded on settlement date. Securities owned and sold, not yet purchased are shown at market value with any change in unrealized appreciation or depreciation included currently in income.

NOTE 3 - Cash and Cash Equivalents

The Company considers all amounts on deposit that are subject to withdrawal on demand as cash or cash equivalents. At May 31, 2010 and 2009, all cash was on deposit in banks. Periodically, the amount on deposit exceeds the FDIC insurance limits. However, the Company does not believe that this presents any risk of loss.

NOTE 4 - Fixed Assets

Fixed assets (furniture, equipment, and leasehold improvements) are included in other assets net of their original cost less accumulated depreciation and amortization. At May 31, 2010, total fixed assets were $62,576 and accumulated depreciation and amortization was $40,840. At May 31, 2009 total fixed assets were $121,225 and were fully depreciated. Depreciation is determined, primarily, by using the double declining balance method. Amortization is determined using the straight-line method.

NOTE 5 - Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

(Continued)

NOTE 6 - Lease Commitments and Rent Expense

The Company is leasing office space from a shareholder. The lease commenced on January 1, 2007 and extends for a term of 25 years. The lease provides for a 5% annual compounded rent escalation and pass through of certain annual operating expenses. The minimum amounts due per the terms of the lease are as follows:

For the year ending May, 31, 2011	$ 176,321
For the year ending May, 31, 2012	185,138
For the year ending May, 31, 2013	194,395
For the year ending May, 31, 2014	204,114
Remaining lease term after May 31, 2014	6,324,073
Total	$ 7,084,041

NOTE 7 - Other Assets

Other assets at May 31, 2010 includes a refundable deposit of $20,072 with the Internal Revenue Service, $21,601 prepaid expenses, $1,372 accrued interest receivable, $63,740 and $1,412 miscellaneous receivable.

Other assets at May 31, 2009 includes a refundable deposit of $20,072 with the Internal Revenue Service, $14,731 prepaid expenses, $4,895 accrued interest receivable and $418 miscellaneous receivable.

NOTE 8 - Marketable Securities

All marketable securities owned by the Company are held by its correspondent or by the fund in the case of certain mutual funds. Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	2010	2009
Marketable securities owned:		
State and municipal obligations	$ 76,772	$ 23,969
Bank issued certificates of deposit	-	1,061,000
Corporate obligations	6,171	57,462
Money market mutual funds	115,574	-
Corporate stocks, warrants and options	2,629,161	1,332,642
Total	$ 2,827,678	$ 2,475,073

(Continued)

NOTE 9 - Income Taxes

The Company has elected to be treated as an S Corporation for federal income tax purposes and therefore is not subject to federal income tax. Generally, a S Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability.

NOTE 10 - Profit Sharing Plan

The Company has a profit sharing plan, established on April 16, 1961. Employees meeting certain service requirements are eligible to participate and contributions by the Company are discretionary. The Company made no contribution for the years ended May 31, 2010 and 2009.

NOTE 11 - Other Regulatory Requirements

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

NOTE 12 - Receivable from Affiliate

The Company has a note receivable from an entity wholly owned by a shareholder. This entity operates a commercial office building which the company leases and occupies a portion of for its operations. The balance due was $422,219 at May 31, 2010 and $1,257,807 at May 31, 2009.

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, NW, SUITE 375
WASHINGTON, DC 20006

To the Board of Directors of
Bellamah Neuhauser & Barrett, Inc.
Silver Spring, MD

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to Form SIPC-7 of Securities Investor Protection Corporation assessments and payments of Bellamah Neuhauser & Barrett, Inc. for the year ended May 31, 2010. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared amounts reported on the audited Form X-17A-5 for the period June 1, 2009 to May 31, 2010 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

2. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

4. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the form referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the form referred to above and does not extend to any financial statements of Bellamah Neuhauser & Barrett, Inc. taken as a whole.

William Batdorf & Company, P.C.

June 24, 2010

SIPC-7 (31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (31-REV 5/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-009698 FINRA MAY 12/30/1970
BELLAMAH NEUHAUSER BARRET INC
8730 GEORGIA AVENUE STE 500
SILVER SPRING, MD 20910-3648

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 719 -

B. Less payment made with SIPC-6 filed (exclude interest) (272.64)

Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 446.36

E. Interest computed on late payment (see instruction E) for 20 days at 20% per annum 7.33

F. Total assessment balance and interest due (or overpayment carried forward) $ 453.69

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 453.69

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FIN OP
(Title)

Dated the 22 day of July, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, NW, SUITE 375
WASHINGTON, DC 20006

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON THE INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Bellamah, Neuhauser & Barrett, Inc.
Silver Spring, MD

In planning and performing our audit of the financial statements of Bellamah, Neuhauser & Barrett, Inc. for the year ended May 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Bellamah, Neuhauser & Barrett, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by 17a-3.

3. Complying with the requirements for prompt payment for securities under section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an

internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

William Bathof & Company, P.L.

July 24, 2010